

Mail Stop 4561

August 11, 2016

Robin Yanhong Li
Chairman and Chief Executive Officer
Baidu, Inc.
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

> **Re:** **Baidu, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 8, 2016**
> **File No. 000-51469**

Dear Mr. Li:

We have reviewed your July 29, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2016 letter.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations

Segment Revenues, page 88

1. We note your response to prior comment 1. We further note your disclosures on page 75 that you "recognize P4P revenues when a user clicks on a customer's link in the search results, based on the amount that the customer has agreed to pay for each click-through."

As such, it appears that cost per click in combination with the number of clicks has a direct impact on P4P search revenues. Please tell us what consideration was given to qualitatively discussing and quantifying, if practicable, the extent to which P4P revenue fluctuations are attributable to changes in average pricing and volume for each period presented. Please refer to Item 5.A.1 of Form 20-F.

2.   On page 75 you disclose that you believe an increase in the number of active P4P customers generally leads to an increase in the number of sponsored links and a higher average price per click-through for selected keywords. Please tell us and describe what consideration was given to disclosing factors that could result in downward pressure on the average price per click-through.

3.   We note Annex A provided in response to prior comment 1. Please tell us the percentage change in cost per click for the first and second quarters in 2016. In addition, tell us the percentage change in paid clicks for 2013 and the first and second quarters in 2016.

Critical Accounting Policies

Impairment of Goodwill, page 95

4.   Your responses to prior comments 2 and 3 indicate that you consider competitors of similar scale and nature of business, together with the reporting unit's own data in relation to market and revenue growth to determine the fair value of your reporting units. Please explain to us your basis for relying solely on a market approach to determine the fair value of your reporting units. See ASC 820-10-35-24 and 24B.

5.   As a related matter, please describe for us the market data obtained for the comparable companies. Tell us whether you use multiples of earnings or revenue in estimating fair value of the reporting units and your basis for its use.

6.   As previously requested in prior comment 3, please tell us the percentage by which fair value exceeds carrying value for your iQiyi reporting unit. Tell us the percentage by which fair value exceeded carrying value at the time of the goodwill reallocation with the reorganization of segments in 2015. Also, tell us the revenues and operating profit (loss) for the first and second quarters in fiscal 2016 for this reporting unit.

7.   Your response to prior comment 3 describes various qualitative factors considered in arriving at the conclusion that it was not more-likely-than-not the fair value of the Transaction Services reporting unit was less than its carrying amount. Please tell us what consideration was given to the continued significant operating losses for the periods presented. In your response, provide us with the revenues and operating profit (loss) for this reporting unit for the first and second quarters in fiscal 2016. Please refer to ASC 350-20-35-3C.

8.   In your response to prior comment 3 you state that you also quantitatively analyzed the likelihood of the carrying value of the Transaction Service reporting unit exceeding its fair value, including looking to market data of comparable companies. Please tell us the estimate of the reasonable range of the valuation Transaction Service reporting unit based on your quantitative analysis as of December 31, 2015. Tell us the percentage by which fair value exceeded the carrying value for your Transaction Service reporting unit when you reallocated goodwill in the 2015 segment reorganization.

9.   In addition, you state that related to the financing transaction that took place in the fourth quarter of 2015, you obtained the fair value of Baidu Takeout Delivery. Please tell us the amount of revenues generated by Baidu Takeout Delivery for 2015 and the significance of the fair value estimate obtained relative to the fair value of the Transaction Services reporting unit.

10.   You disclose that for the first step of your goodwill impairment assessment the fair value of the reporting unit is based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. Your responses to prior comments 2 and 3 appear to imply that you only apply a market approach for your step one quantitative analysis for your iQiyi and Transaction Services reporting units. In future filings please ensure that your description of methodologies used is consistent with what you actually use.

         You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                                        Sincerely,

                                                        /s/ Kathleen Collins

                                                        Kathleen Collins
                                                        Accounting Branch Chief
                                                        Office of Information Technologies and
                                                        Services

cc: Julie Gao, Esq.
     Skadden, Arps, Slate, Meagher & Flom LLP